Please note that this letter is in draft form, and in no way reflects the Registrant's or Fund management's final intent with respect to the filing discussed herein.

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 20, 2005

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W., Room 5422
Washington, D.C. 20549

Re:       LKCM Funds (the “Trust”)
            File Nos.: 033-75116 and 811-8352
Securities and Exchange Commission (“SEC” of the “Staff”) review of the LKCM Funds’ (the “Funds” or the “Registrant”) Form N-CSR under the Sarbanes-Oxley Act of 2002

Dear Mr. Eskildsen:

This letter is in response to the Staff’s oral comments and suggestions on March 23, 2005 pursuant to your review of the Registrant under the Sarbanes-Oxley Ace of 2002. For your convenience in reviewing the Funds’ responses to the Staff’s comments, the Staff’s comments are set forth in bold typeface immediately following by the Funds’ responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED MARCH 23, 2005

Form N-CSR for period ended 12/31/2004

1.	We note that in reference to the Small Cap Equity Fund and the Equity Fund that the management’s discussion of performance did not cover the entire reporting period. Pursuant to Item 22(b)(7)(i), in the future, please include a discussion on the entire period.

Response 1: The Fund will endeavor to do so in future reports.

2.	Pursuant to Item 22(b)(7)(ii)(B), please include a statement accompanying the graph and table that such graph and table do not reflect the taxes a shareholder might pay on Fund distributions or the redemption of Fund shares.

Response 2: The Fund will endeavor to do so in future reports.

3.	In the graphical representation of Portfolio Holdings, with respect to the Small Cap Equity Fund and the Equity Fund, please supplementally explain how the presentation fulfills the “spirit” of Item 22 (d)(2)

Response 3: Supplementally, the Funds presented a general overview of their investment categories in favor of all industry classifications because it would be confusing for the investor to show all classifications in a graphic. The Funds respectfully refer to the schedules of investments for the Funds on the next page immediately following the graphical representation for clarification of the Funds’ investments by industry.

4.	Please supplementally explain the exclusion of the cost of investment of the Master Fund in the International Fund’s Statement of Assets and Liabilities.

Response 4: As the investment in the Master Fund is a partnership interest, there is no “true” cost of investments for the International Fund. The partnership interest in the Master Fund includes an allocation of income and expense in addition to the International Fund’s allocation of underlying securities held by the Master Fund. The Master Fund’s financial statements are attached to the funds’ financial statements and reflect the “true” cost of the underlying securities held by the Master Fund.

Notes to Financial Statements

5.	A.	Footnote A-9 - Please include actual amounts of Return on Capital Statement of Position adjustments in footnote.

Response 5a: The Funds will make the requested revision in future reports.

B.	Footnote B - tickmark 2 - Please identify the 0.50% as an “advisory” fee.

Response 5b: The Funds will add the word “advisory” in tickmark 2 to clarify the 0.50% fee in future reports.

C.	Footnote E - The footnote is missing a column for the International Fund regarding the components of accumulated earnings on tax basis. It is our position that such information be provided for a feeder fund as distributed earnings is a Fund level activity.

Response 5c: There is no column for the International Fund for the same reason as described in item 4, the lack of a “true” cost in the partnership interest. This results in no meaningful rollforward for the International Fund. However, the International Fund will disclose its undistributed earnings going forward.

Form N-PX for period ended 6/30/2004

6.	Confirm supplementally that the signor of the Form N-PX is a principal executive officer.

Response 6: Jacqui Brownfield is the treasurer, and a principal executive officer of LKCM Funds.

If you have additional questions, please do not hesitate to contact me at (414) 765-5344.

Sincerely,

/s/ Chad Fickett

Chad Fickett
For U.S. BANCORP FUND SERVICES, LLC